Henkel

A Brand like a Friend

RECEIVED
2004 JUN 28 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04035047

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum
2004-06-22

SUPPL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release: "Henkel moves smoothly toward wrinkle-fighting formula".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

H. Nicolas

dw 6/30

Encl.

VCmail
22.06.2004 13:51
Entscheidung erforderlich ? ☐ ja

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Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Henkel moves smoothly toward wrinkle-fighting formula"

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the first press release of our "Quality from Henkel" series. The Quality series of press releases is designed to strengthen our Quality initiative and to communicate our quality and innovation in our business. We just distibuted the first release on "Henkel moves smoothly toward wrinkle-fighting formula" to the media.

With my very best regards,

Ernst Primosch

Press release

Henkel moves smoothly toward wrinkle-fighting formula

A sip from the Fountain of Youth, perhaps? Or a bite from Iduna's apple? Even scientists like Dr. Dirk Petersohn get motivated by mythology. Although this experienced molecular biologist hasn't been able to unlock the secret for an ever-youthful skin (yet!), Petersohn and his team are already very close to the formula for fighting facial wrinkles. And the Head of Dermatological Research at Henkel is now daring to predict: "With a suitable combination of active ingredients, Henkel will be able in the future to make the skin appear years younger."

Does the secret lie within a prehistoric burial chamber adorned with cobwebs, guarded by a three-headed monster and with Indiana Jones delving into its depths? Well, the search for youthful looks is indeed exciting, albeit quite different from Hollywood. At Henkel's Düsseldorf-Holthausen site, where the

streets are named after detergents or adhesives, teams of scientists from different disciplines are working away in modern laboratories, trying to realize the age-old dream of mankind.

Teamwork: A skin-aging sensor and artificial skin

The Henkel researchers have produced new, comprehensive findings on the skin aging process. In comparing young and aged skin, many cellular alterations have been discovered which were unknown up till now. The research results were used to develop a unique skin-aging sensor and this will be used together with artificial skin to find active agents. The Düsseldorf teams have collaborated with a French university medical school to develop just such an artificial skin model. In terms of knowledge, they are far ahead of the competition in the race for "everlasting youth". Normally, these artificial skin models are just based on one cell type. "So the effect is only visible in one skin layer", explains biologist Claudia Jassoy. However, the Henkel skin contains different cell types, just as they are present in deeper layers of our skin: Structure and function match the three skin layers, dermis, epidermis and stratum corneum. It takes on average five weeks for the skin models, which are the size of a penny, to reach maturation in a nutrient solution. Armed with these and the skin sensor, the researchers are then in a position to obtain instant results for their research.

Nature as our model: What we can learn from algae and apples

The main active agents tested are those that have proven themselves in their natural environment. For example, the team carried out research on algae that can survive under the most extreme conditions. The researchers even isolated substances from an apple pip. These stimulate important cell functions in mature skin that otherwise decrease with increasing age, with variations depending on genetic make-up. With these substances, the skin is systematically restructured from the inside out and becomes firmer.

Transforming this into products: Diadermine Reactivance

Head of Cosmetics Research, Dr. Thomas Förster, is confident: "The progress we expect to achieve with these products will be like switching from a bicycle to a car". And the cell-activating complex has indeed already found its way onto the shelves. It is the central component of the forward-looking care program Diadermine Reactivance. Artificial Henkel skin model and the skin sensor both played a significant role in the research. "For the first time, we were able to demonstrate the complex mode of action on different cellular levels in the second skin layer", said Claudia Jassoy. "The cell-activating complex encourages a higher rate of cell renewal – specifically in the deeper layers of the epidermis. This increases the density of the upper skin layer and thus the firmness of the skin". Tests have proved that Diadermine Reactivance increases skin density by 69 %.

Although the scientists have already made good progress on the road to "everlasting youth", they are still intensively searching for substances that make the skin appear visibly younger, because – in the words of Förster – "the solution is likely to be combination of various active agents rather than some magic elixir".

"Henkel - A Brand like a Friend"

Every day, millions of customers and consumers around the world restate their trust in us. And it is a trust that we have worked hard to earn: With innovative brandname products for home care, DIY enthusiasts and craftsmen, for body care and cosmetics, and with superior technologies for the automotive, electronics and metal industries. As much as the products differ from one another, they have one thing in common: Quality from Henkel. Delivering quality has been at the heart of Henkel's daily business for more than 125 years now. Quality from Henkel – for us it's more than just a promise. It's an obligation. Quality - to make our customers our friends.

The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.4 billion euros and an operating profit (EBIT) of 706 million euros.

For further information on Quality from Henkel, go to www.quality-from-henkel.com

June 22, 2004

Contact

Simone Gleumes
Business Unit and Brand Communications
Corporate Communications
Henkelstr. 67, 40191 Düsseldorf
Tel.: 0049-211-797-4463
Fax:0049-211-798-4040

Wolfgang Zengerling
R&D and Sustainability Communications

Henkelstr. 67, 40191 Düsseldorf
Tel.: 0049-211-797-9663
Fax: 0049-211-798-5598

E-Mail: press@henkel.com

Internet: www.press.henkel.com

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